UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

VinFast Auto Ltd.

Singapore	001-41782	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Dinh Vu – Cat Hai Economic Zone,
Cat Hai Islands, Cat Hai Special Zone
Hai Phong City, Vietnam	180000
(Address of principal executive offices)	(Zip code)

Nguyen Thi Lan Anh

+84 225 3969999

ir@VinFastauto.com

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of VinFast Auto Ltd.’s Conflict Minerals Report for the year ended December 31, 2025 is provided as Exhibit 1.01 hereto and is publicly available online at https://vinfastauto.us/investor-relations.

Item 1.02 Exhibit

A copy of VinFast Auto Ltd.’s Conflict Minerals Report for the year ended December 31, 2025 is attached hereto as Exhibit 1.01.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VinFast Auto Ltd.

By:	/s/ Nguyen Thi Lan Anh		Date: June 1, 2026
	Name:	Nguyen Thi Lan Anh
	Title:	Chief Financial Officer

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